Investment Managers Series Trust

235 West Galena Street

Milwaukee, Wisconsin 53212

April 10, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Investment Managers Series Trust (File Nos. 333-122901 and 811-21719) Request for Withdrawal of Post-Effective Amendment No. 882

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “Securities Act”), Investment Managers Series Trust (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 882 (“Amendment No. 882”) to the Trust’s Registration Statement on Form N-1A. Amendment No. 882 was filed with the Securities and Exchange Commission via EDGAR (Accession No. 0001398344-17-010937) on August 25, 2017 to add a new Class T shares for the 361 Global Long/Short Equity Fund. Amendment No. 882 was subsequently extended by filing Post-Effective Amendment Nos. 891, 898, 904, 908, 915, 919, 922 and 934. Amendment No. 882 has not yet become effective. If you have any questions regarding this filing, please contact the undersigned at (626) 385-5777.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary